Exhibit 99.41

NEO Exchange: NETZ

FSE: M2QA

NEWS RELEASE

CARBON STREAMING ANNOUNCES SHARE CONSOLIDATION

TORONTO, ONTARIO, September 17, 2021 – Carbon Streaming Corporation (NEO: NETZ) (FSE: M2QA) (“Carbon Streaming” or the “Company”) is pleased to announce that, in connection with the previously announced potential additional listing of its common shares (“Common Shares”) on a U.S. exchange, such as the Nasdaq or the NYSE, the Company is implementing a consolidation (reverse stock split) of the Common Shares (“Consolidation”).

The board of directors has determined in accordance with the constating documents of the Company that the Consolidation will be on the basis of one post-Consolidation Common Share for every five pre-Consolidation Common Shares (1-for-5). “The share consolidation is an important step in our previously announced U.S. listing strategy,” said Justin Cochrane, President and CEO of Carbon Streaming. “We believe it could allow Carbon Streaming the opportunity to significantly broaden our reach to new potential investors when we list on a U.S. exchange, which in turn could provide the Company with increased flexibility, enhanced liquidity and a higher profile with potential investors.”

Subject to approval of the NEO Exchange Inc., the Common Shares are expected to commence trading on a post-Consolidation basis within the next 3 to 5 weeks.

Registered shareholders holding share certificates will be mailed a letter of transmittal by the Company’s transfer agent, Odyssey Trust Company, advising of the Consolidation and instructing them to surrender their share certificates representing pre-Consolidation Common Shares for replacement certificates or a direct registration advice representing their post-Consolidation Common Shares. Until surrendered for exchange, following the effective date of the Consolidation, each share certificate formerly representing pre-Consolidation Common Shares will be deemed to represent the number of whole post-Consolidation Common Shares to which the holder is entitled as a result of the Consolidation. If, as a result of the Consolidation, a shareholder would otherwise be entitled to a fraction of a Common Share in respect of the total aggregate number of pre-consolidation Common Shares held by such shareholder, no such fractional Common Share will be awarded. The aggregate number of Common Shares that such shareholder is entitled to will, if the fraction is less than one half of one share, be rounded down to the next closest whole number of Common Shares, and if the fraction is at least one half of one share, be rounded up to one whole Common Share.

Holders of Common Shares who hold uncertificated Common Shares (that is Common Shares held in book-entry form and not represented by a physical share certificate or direct registration statement), either as registered holders or beneficial owners, will have their existing book-entry account(s) electronically adjusted by the Company’s transfer agent or, for beneficial shareholders, by their brokerage firms, banks, trusts or other nominees that hold in street name for their benefit. Such holders do not need to take any additional actions to exchange their pre-Consolidation Common Shares for post-Consolidation Common Shares. If you hold your shares with such a bank, broker or other nominee, and if you have questions in this regard, you are encouraged to contact your nominee.

The Company’s proposed U.S. listing is dependent on satisfying applicable exchange quantitative and qualitative listing standards and there is no assurance that such listing will be completed.

About Carbon Streaming Corporation

Carbon Streaming is a unique ESG principled investment vehicle offering investors exposure to carbon credits, a key instrument used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. Our business model is focused on acquiring, managing and growing a high-quality and diversified portfolio of investments in projects and/or companies that generate or are actively involved, directly or indirectly, with voluntary and/or compliance carbon credits.

The Company invests capital through carbon credit streaming arrangements with project developers and owners to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed. Many of these projects will have significant social and economic co-benefits in addition to their carbon reduction or removal potential.

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ON BEHALF OF THE COMPANY:

Justin Cochrane, President and CEO

Tel: 647.846.7765

info@carbonstreaming.com

www.carbonstreaming.com

INVESTOR INQUIRIES:

investors@carbonstreaming.com

Cautionary Statement Regarding Forward-Looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively, ‘forward-looking information’) within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements with respect to the potential additional listing of the Company on a U.S. exchange, the expected benefits of such listing, and the timing thereof) are forward-looking information. This forward-looking information is based on the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: general economic, market and business conditions and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s AIF dated as of June 30, 2021 filed on SEDAR at www.sedar.com.

Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.